JONES, WALKER, WAECHTER, POITEVENT,
CARRÈRE & DENÈGRE, L.L.P.
201 St. Charles Avenue
Suite 5100
New Orleans, LA 70170
August 11, 2005
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Kathryn T. Jacobson

RE:	Stewart Enterprises, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2004
Filed January 11, 2005

Form 10-Q
For the Quarterly Period Ended January 31, 2005

Form 10-Q
For the Quarterly Period Ended April 30, 2005
Your File No. 1-15449
Ladies and Gentlemen:
     On behalf of Stewart Enterprises, Inc. (“Stewart” or the “Company”), we are submitting this letter in response to the comments received from the Commission’s staff (the “Staff”) by facsimile on July 28, 2005 with respect to the above-captioned periodic reports. We have numbered and reproduced below the full text of the Staff’s comments in italics, each of which is followed by Stewart’s response.
Form 10-K for the Fiscal Year Ended October 31, 2004
Item 1. Business, page 2
Comment 1. We note your response to our prior comment 1 under Item 2(1). Tell us in detail what criteria you did not meet for sale and leaseback accounting and whether you accounted for the related transaction under the deposit or the financing method. Refer to paragraphs 7 and 10 of SFAS 98.

Response 1.	We recorded the assets on our financial statements during the period of construction because the Company was deemed to be

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August 11, 2005

the owner under EITF 97-10. Upon completion of construction, we did not qualify for sale-leaseback accounting because of our continuing investment in the asset. Specifically, by paying for 100 percent of the cost of project, we have provided financing to the buyer-lessor as stated in paragraph 12(b) of SFAS 98. We account for the transaction as a failed sale-leaseback transaction under the financing method because of our continuing involvement.

(24) Segment Data, page 104

Comment 2.	We note your response to our prior comment 7, including your analysis of SFAS 131 and certain supplemental reports provided to your CODM and the Board of Directors. Although financial and non-financial metrics are reported for each product line (funeral and cemetery), we note that key metrics for your funeral and cemetery businesses are provided to the Board by geographic division. Although product (business) objectives, standards, and metrics are set centrally, implementation is performed at the divisional level and measurement of actual performance (against plan, or on a year-over-year basis or competitive analysis basis) is reported to the CODM and BOD at that level. The Company’s current segment presentation for external reporting does not appear to be representative of how the operations are managed and reviewed by the CODM. We therefore continue to believe that geographic divisions constitute your operating segments. Please revise your segment presentation to comply with the “management approach” as described in SFAS 131.

Response 2.	Based on our discussions with the Staff and the Staff’s position that information included in the CODM package is determinative of management’s approach to operating the business, we have reanalyzed our assessment of segment managers based on the information provided to the CODM, and determined that the Company’s divisional presidents act as segment managers as defined in paragraph 14 of SFAS 131. Further, we have determined that review of the separate financial information of the funeral and cemetery businesses (by division) by our CODM would result in a further division by funeral and cemetery lines of business. Finally, because our CODM receives information regarding the Puerto Rico operations separately along the funeral and cemetery lines of business, the foregoing analysis would result in ten operating segments as defined under paragraphs 10 through 15 of SFAS 131.

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August 11, 2005

Comment 3.	Please disclose the items required by paragraph 31 of SFAS 131.

Response 3.	The Company will disclose those items required by paragraph 31 of SFAS 131 in its amended filings and future filings as it relates to its revised reportable segments, which are discussed below in our response to Comment 4.

Comment 4.	We note your response to our prior comment 8. We believe that you currently aggregate geographic operating segments based on product line (funeral and cemetery). However, the supplemental information that you provided based on 2004 fiscal year results indicates that geographic segments have dissimilar economic characteristics by virtue of their disparate average gross margins. Demonstrate how you evaluated whether the operating segments have similar economic characteristics. Your response should include how you considered similarities, if any, in their long-term financial performance in your decision to aggregate. Please advise or revise.

Response 4.	We note the Staff’s comment that the gross margins among certain of our divisions as presented in the CODM reporting package may appear to have dissimilar economic characteristics. However, the gross profit number on lines 49 and 50 of the CODM reporting package do not include revenues or related direct costs associated with our preneed sales. (All line item references are to the line items in the October 31, 2004 CODM reporting package the Company previously submitted to the Staff.) We believe that our “adjusted gross margins” (as further explained in Item 1. below), which include deferred preneed revenues and related costs, are a more relevant measure for determining economic similarity given that we have significant deferred preneed revenues generated each period for which related general and administrative (“G&A”) costs and selling costs are expensed as incurred. Our gross profit margin reflected in the CODM reporting package is not fully reflective of the divisions’ true economic performance.

As allowed by SFAS 131, the Company has assessed whether its ten operating segments, assessed by line of business (funeral and cemetery) are economically similar using its judgment and the facts and circumstances applicable to each business for purposes of determining its reportable segments. In defining whether or not the operating segments are economically similar, we have (1) evaluated gross margin by division and line of business while

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August 11, 2005

adjusting for deferred revenues associated with preneed sales and related costs which impact our ability to assess current and long-term economic performance of our divisions, (2) evaluated the similarity of the other metrics (“profitability metrics”) by line of business and division in the information package that the CODM regularly reviews, and (3) addressed the nature, types and relations of our G&A to revenues (both preneed and at-need revenues) in assessing the performance of our divisions given that these costs support both preneed and at-need revenue.

Item 1.

Gross profit margins are included in the CODM package (lines 49 and 50 of the CODM reporting package) by division for purposes of reconciling the GAAP financial information by division to the GAAP consolidated results. However, when assessing the economic performance of the divisions, the CODM does not focus on the gross profit margin percentage in the package by division because this financial measure does not consider the impact of the deferred “preneed” sales (line 6 for funeral and lines 15 and 19 for cemetery in the CODM reporting package) which are significant in assessing the performance of our divisions. The Company will remove the gross profit metric in future reporting packages at the divisional level as it is not a metric on which our CODM focuses.

Revenue recognition in our industry is unique. We incur significant selling and G&A costs that are recognized in the current period that support both at-need and preneed funeral and cemetery merchandise and service revenue. Revenues related to the preneed sales are deferred until delivery occurs following the provisions of SAB 104. (Note that effective November 1, 2004 the Company changed its accounting policy to expense all acquisition costs as incurred but that change had no effect on G&A costs which have always been expensed in the period incurred.)

This accounting model results in current gross profit margins that lack some relevance in assessing the economic similarity of the operating segments as they do not account for preneed revenues that are deferred for which the related costs allowing us to obtain those preneed sales are currently expensed. Further, these preneed revenues are included monthly in our CODM reporting package and are evaluated monthly by our CODM and are considered in assessing the divisional performance, evaluating

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our long term financial performance and determining appropriate levels of G&A by division.

Therefore in evaluating performance by division and line of business, our CODM also focuses on the “profitability metrics” that are discussed in Item 2 below and the metric on line 6 of the CODM reporting package which indicates the results of our preneed sales.

For purposes of evaluating economic similarities among our divisions, under a model linked to gross margin, we have prepared an analysis of “adjusted gross margin.” See Exhibit A provided to the Staff separately pursuant to a Freedom of Information Act confidential treatment request illustrating the historical and budgeted funeral and cemetery adjusted gross margin percentages for each of the ten operating segments (five funeral operating segments and five cemetery operating segments). This measure assumes that the revenue related to our preneed sales is recognized currently as well as an estimate of the associated variable direct cost of sales (primarily merchandise costs) upon the future delivery of the preneed sales.[1] The calculation also includes current period recognition of the acquisition costs (sales commissions) related to the preneed sales. We believe this analysis is relevant as it reflects the economics of the operating segments by including the impact of both our preneed and at-need revenue and related costs and therefore is an appropriate basis for assessing economic similarities or dissimilarities among our divisions.

The adjusted gross margin percentages by division and line of business generally do not vary by more than approximately 4 to 5 percentage points for the funeral operating segments and approximately 3 percentage points for the cemetery operating segments (excluding the Puerto Rico cemetery segment) for any period in the last three fiscal years, the six months actual results or the budgeted 2005 results. We believe that the Western Division cemetery operating segment has economic similarity to the other cemetery operating segments as evidenced by the results for 2004 and YTD 2005 in the adjusted gross margins. As described in the third paragraph of Table B in Exhibit A, the Puerto Rico cemetery operating segment does not generate the

[1]	In estimating the variable direct costs by division and year, the Company determined the variable direct costs expensed in each period for at-need sales and applied that variable direct cost percentage by division to preneed sales in that period. The calculation was consistently performed by year and by division for all divisions.

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level of sales that supports the fixed cost nature of the cemetery business to the extent of our other cemetery operating segments.

Item 2.

When reviewing the CODM package, the CODM focuses on five percentage calculations to ascertain how the segments are performing and to measure their profitability. The percentage calculations divide the cost item on the corresponding line by the associated revenue item above in the revenue section of the CODM package. For ease in discussion, we will call these percentage calculations “profitability metrics.” Please see Exhibit B in the reports provided to the Staff separately pursuant to a Freedom of Information Act confidential treatment request illustrating the historical and budgeted (a) five divisional profitability metrics, and (b) G&A as a percentage of adjusted revenue for each of the ten operating segments (five funeral operating segments and five cemetery operating segments).

In the funeral segment, the CODM focuses on the following profitability metric:

•	Direct funeral costs percentage — line 29 in the CODM reporting package. The primary components of direct funeral costs are funeral director salaries, wages and benefits and funeral merchandise costs.

In the cemetery segment, the CODM focuses on the following profitability metrics:

•	Property costs percentage — line 34 in the CODM reporting package

•	Property selling costs percentage — line 36 in the CODM reporting package

•	Direct costs of merchandise delivered percentage — line 41 in the CODM reporting package

•	Selling costs of merchandise delivered percentage — line 42 in the CODM reporting package. Note that this is an allocated cost and thus the percentage is equal for all divisions.

As the CODM focuses on these profitability metrics in managing and assessing the business, the Company believes these profitability metrics are relevant in determining whether its operating segments are economically similar or dissimilar.

We believe that the profitability metrics, which generally do not vary by more than approximately 5 percentage points,

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demonstrate that the operating segments by line of business are economically similar, excluding the Puerto Rico cemetery operating segment.

Item 3.

G&A is managed on a consolidated and divisional basis in gross dollars. When assessing how the divisions are managing their direct and allocated G&A costs, the CODM compares the actual expenses to the budgeted expenses in gross dollars, not as a percent of revenue. These costs are budgeted based upon growth over the prior year utilizing an inflation factor and are managed such that they cannot grow faster than revenue is expected to grow. These guidelines are the same for every division.

The nature and types of the cost components of the G&A expense line items are similar across all divisions and consist of expenses such as depreciation, rent, utilities, building maintenance, property taxes, allocated management fees, administrative salary, wages and benefits, and advertising. As previously discussed, these costs support not only current revenue but also various preneed sales which are not recorded as current revenue.

Given the significance of these costs, the Company has also provided the Staff with an analysis of these costs as a percentage of total revenue, which includes deferred preneed revenue (“adjusted revenue”). These G&A costs are embedded in the adjusted gross margin analysis previously discussed and included in Exhibit A. This metric is more sensitive than the other metrics due to the level of fixed costs and the potential for one-time period costs such as unanticipated environmental costs, legal claims and employee compensation charges. However, we believe the results of this analysis would indicate that the operating segments by line of business are economically similar.

Please see Tables B and G in Exhibit B in the reports provided to the Staff separately pursuant to a Freedom of Information Act confidential treatment request illustrating the historical and budgeted G&A as a percentage of adjusted revenue for each of the ten operating segments (five funeral operating segments and five cemetery operating segments).

Based upon the historical and budgeted financial metrics included in Exhibits A and B and assessment of the qualitative factors listed in paragraph 17 of SFAS 131, we believe that our

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five funeral operating segments should be aggregated based upon product line and that our four U.S. cemetery operating segments should be aggregated. We believe the similarities in percentages of our operating metrics reflected in Exhibits A and B support such conclusions. The Puerto Rico cemetery operating segment is not economically similar to the other cemetery operating segments based on the quantitative analysis presented. This will result in three reportable segments under SFAS 131, which are the funeral reportable segments and the two cemetery reportable segments separated between the U.S. and Puerto Rico. The Puerto Rico cemetery reportable segment does not meet any of the quantitative criteria listed in paragraph 18 of SFAS 131 and will be included in an “All other” category in our revised segment footnote disclosure. Accordingly, we will revise our footnotes to show three reportable segments.

We have previously provided to the Staff, with our letter dated July 19, 2005, our assessment of the qualitative criteria listed in paragraph 17 of SFAS 131 supporting aggregation of our operating segments along the funeral and cemetery lines of business. We can provide this supplementally again if requested.

As previously discussed in response number 7 of our letter dated July 19, 2005, following an extensive strategic planning exercise that began in December 2004, the Company announced on July 14, 2005 a management restructuring that will result, among other things, in a realignment of the Company into two geographic divisions, the Eastern and Western divisions.

The Company concluded that re-establishing the COO position and reorganizing into two operating divisions would enable it to more effectively communicate and execute, thereby ensuring it will achieve the strategic plan’s goals and objectives. The restructuring is expected to result in $2.0 million to $2.5 million in annual savings. The COO would oversee both funeral and cemetery operations. The CODM package will only contain financial information for the four operating segments.

On a prospective basis, therefore, the Company anticipates that it will have four operating segments (two funeral and two cemetery) as of October 31, 2005. The financial metrics discussed above for the ten operating segments will be comparable for the four new operating segments and should be aggregated under paragraph 17 of SFAS 131 resulting in our two reportable segments being the funeral reportable segment and the

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cemetery reportable segment. Please see Exhibit C provided to the Staff separately pursuant to a Freedom of Information Act confidential treatment request that illustrates the historical and budgeted pro forma adjusted gross margin percentages for the four new operating segments. We will periodically evaluate the economic similarities of our divisions by line of business and will separate these divisions if they are concluded to be economically dissimilar.

Comment 5.	We note your response to our prior comment 9. Please tell us if you considered whether an “area” (as managed by an area Vice President within each geographic division), a “cluster” (page 9 of the Form 10-K), or an individual cemetery or funeral business constitutes a reporting unit. Specifically tell us in your response whether goodwill is recoverable from the deemed reporting unit. Refer to paragraph 30 of SFAS 142 and D-101.

Response 5.	Paragraph 30 of SFAS 142 includes the following guidance for determining reporting units:

A reporting unit is an operating segment or one level below an operating segment (referred to as a component).[17] A component of an operating segment is a reporting unit if the component constitutes a business[18] for which discrete financial information is available and segment management[19] regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.[20] An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component. The relevant provisions of Statement 131 and related interpretive literature shall be used to determine the reporting units of an entity.

[17]	For purposes of determining reporting units, an operating segment is as defined in paragraph 10 of FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information.

[18]	Emerging Issues Task Force Issue No. 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business,” includes guidance on determining whether an asset group constitutes a business. (“EITF 98-3”)

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[19]	Segment management consists of one or more segment managers, as that term is defined in paragraph 14 of Statement 131.

[20]	Paragraph 17 of Statement 131 shall be considered in determining if the components of an operating segment have similar economic characteristics.

Determination of components

Assuming that our funeral and cemetery businesses by division, as well as our Puerto Rico operations, are our operating segments as defined under paragraphs 10 through 15 of SFAS 131, we believe that our components under paragraph 30 of SFAS 142 are our Regions, which represent the operations that are one level below our operating segments (our divisions). Under our previous organization structure, we had four divisions with ten operating segments. Our divisional presidents regularly reviewed the results of operations of the Regions with our Area Vice Presidents who are responsible for the operating results of the Regions and are in charge of overseeing the management of the individual funeral and cemetery businesses. Both cemetery and funeral operations by Region are reviewed separately by the Divisional Presidents with the Area Vice Presidents. Discrete financial information is available for the Regions by funeral and cemetery lines of business. We have determined that these Regions meet the definition of a business under EITF 98-3 because they are self-sustaining integrated sets of activities and assets conducted and managed for the purpose of providing a return. They consist of inputs (long-lived assets and employees), processes applied to those inputs (systems, standards and rules to define the process for self-sustaining operations) and resulting outputs (access to the customers that purchase our products and services) that are used to generate revenues. As a result, we have concluded that our Regions, segregated by funeral and cemetery lines of business (15 funeral regions and 14 cemetery regions), represent our components as defined under paragraph 30 of SFAS 142.

We have determined that our “clusters” and rooftops are not components as defined under paragraph 30 of SFAS 142 as these operations are more than one level below our operating segments and do not meet all of the criteria described in paragraph 30 of SFAS 142.

Reporting unit determination

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Paragraph 30 of SFAS 142 requires that two or more components of an operating segment be aggregated if the components have similar economic characteristics as defined in paragraph 17 of SFAS 131 and EITF Topic D-101 (“D-101”). As noted in paragraph 30 of SFAS 142, an operating segment shall be a reporting unit if all of its components are similar. The FASB staff issued D-101 to clarify paragraph 30 of SFAS 142. D-101 notes that all of the criteria in paragraph 17 of SFAS 131 should be considered as well as other factors. As specifically outlined in D-101, this assessment should be more qualitative than quantitative. No single factor or characteristic is considered determinative. The following represents the Company’s paragraph 17 of SFAS 131 and D-101 analysis at the component (region) level.

We believe how we manage our operations and integrate our funeral and cemetery businesses into our Shared Services Center (“SSC”) is key to determining our reporting units. As we have previously discussed in our responses to the Staff, we believe we operate in a quasi-matrix organization in which key strategic directives, administrative decisions and complimentary service and support activities are managed centrally and on a functional basis through our SSC, while the delivery of our death care services to the end customer, cemetery and funeral, are managed geographically. When the Company was in the acquisition mode in the 90s, our acquisition strategy and even today our recovery of our cash flows from operations is driven off of our strategy to integrate the rooftop locations using centralized management policies and procedures and anticipates the sharing of resources through our SSC.

The Company believes quantitatively that its regions within each operating segment have similar economic characteristics as demonstrated by comparability of the regions’ adjusted gross margins at this level, with the exception of a region in each of the Western division’s cemetery and funeral operating segments. For these two regions, the quantitative metrics at the adjusted gross margin level are disparate due to the differing economies of scale (for example, one region is responsible for approximately 80 percent of the revenues of an operating segment). However, as discussed below, we have evaluated the qualitative factors described in paragraph 17 of SFAS 131 and D-101 for these components and the other components in their respective operating segments and believe that the weight of the qualitative evidence supports aggregating all of these

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components to form one reporting unit for each operating segment in the Western division (funeral and cemetery).

The following summarizes the Company’s assessment of the non-quantitative criteria listed in paragraph 17 of SFAS 131 to determine whether reporting units by region can be aggregated.

•	Regarding paragraph 17(a) of SFAS 131, the nature of the Company’s products and services is similar in each of the funeral homes in each region and in each of the cemeteries in each region. For example, the types of funerals offered, such as full service funerals, full service cremations and direct cremations, are offered in all funeral homes, and the nature of burials and memorialization is similar in all cemeteries, regardless of location.

•	Regarding the criteria of paragraph 17(b) and (d) of SFAS 131, the Company’s products and services such as caskets, personalization of services and limousine service are consistent in all funeral homes and cemeteries, as are the means of delivering those products and services. The Company has a major supplier of caskets in its funeral business and a major supplier of markers in its cemetery business that it purchases from regardless of business location. Cemetery operations are based on ownership of land that has been legally designated as a burial ground. Those operations primarily involve the sale and maintenance of burial plots and related merchandise such as markers and monuments. The principal service provided by the Company’s cemetery operations in each region is the opening and closing of the burial site and maintaining the grounds.

•	Regarding the criteria of paragraph 17(c) of SFAS 131, the type or class of customer is similar across all locations and tends to be middle- to upper-income consumers. The Company tends to own large funeral homes in large metropolitan areas that are among the most highly regarded in their market area in terms of such factors as tradition, heritage, reputation, name recognition, volume of business and aesthetics.

•	Regarding the criteria of paragraph 17(e) of SFAS 131, the Company’s funeral business and cemetery

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business are regulated differently but consistently within segment. The Company’s funeral home operations are regulated by the Federal Trade Commission. Otherwise, there is no other significant funeral-specific or cemetery-specific federal law applicable to funeral or cemetery operations. Most states have laws specifically regulating funeral businesses and separate laws specifically regulating cemetery businesses. Although the laws vary from state to state, they generally address similar issues (such as trusting requirements, licensing requirements and cremation regulations, to name a few) in a similar manner.

D-101 provides additional guidance in determining whether components should be combined into one reporting unit based on their economic similarities. Factors listed by D-101 that should be considered in addition to those in paragraph 17 of SFAS 131 include:

•	The manner in which an entity operates its business and the nature of those operations.

Our operations are managed centrally and on a geographic basis depending on key function. For example, certain key functions are managed centrally through our SSC such as accounting, management reporting, payroll, trust administration, contract processing, accounts receivable collection, human resources and compliance, as well as other services.

•	Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent)

Goodwill at Stewart is recovered from the synergies and economies of scale of the combined network. The differentiation of our operations from a independent funeral or cemetery business are in the incremental profits generated from the network as a whole which is discussed in detail below.

The following lists some of those functions that are managed at the Divisional or Corporate level:

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➢	Sales initiatives are developed and managed by the Company’s Vice President of Sales, which includes marketing programs and new customer programs.

➢	All policies and procedures are developed centrally and are consistent for each location to drive efficiencies in operations.

➢	Customer service (such as disputed customer balances or customer refunds) is managed through a shared function at the SSC to drive efficiency, consistency of service and improve gross margins for each line of business.

➢	Purchasing is managed centrally and the combined purchasing power of the Consolidated Group decreases overall costs and improves gross margins for the Consolidated Group.

➢	Trust Management is managed centrally and is designed to manage regulatory compliance on a centralized base ensuring the Company is maximizing return on its Trust investments and improving the efficiency with administration of these investments, all of which improves gross margin for the consolidated group.

➢	Contract management, billing and collections are managed on a consolidated basis to ensure consistency of contract terms and to improve gross margins on a consolidated basis. Contract initiation is managed at the rooftop; however, all contract terms are standard and are initiated at the consolidated level.

•	The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms

In certain markets, the Company is able to share facilities (such as a central prep room), equipment (such as a limousine fleet or equipment used in the cemetery), personnel and a sales force. As discussed above, there is also significant sharing of resources throughout the consolidated group.

•	Whether the components support and benefit from common research and development projects.

The Company does not believe that this criteria is applicable to its analysis as research and development projects have not been significant in recent periods. However, the Company has completed extensive studies

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related to customer product and service offerings. The results of these studies and benefits are shared by the entire consolidated group.

Based upon the above analysis, the Company believes that its regions are components which can be aggregated among their respective operating segments as they meet the aggregation criteria set forth in paragraph 17 of SFAS 131 as interpreted by D-101. This would result in the Company having 10 reporting units for purposes of evaluating goodwill impairment under SFAS 142. The Company plans on re-running its SFAS 142 impairment analysis on the basis of the 10 reporting units beginning in fiscal 2002 as there have been no changes to the 10 reporting units since the beginning of 2002.

As discussed in our prior response to comment 7 in our letter dated July 19, 2005, on July 14, 2005, following an extensive strategic planning exercise, the Company announced a management restructuring that will result, among other things, in a realignment of the Company into two geographic divisions. The Company will follow the reorganization guidance as described in paragraph 36 of SFAS 142. Based upon our assessment of the new reporting structure, the qualitative points that are discussed above for the regions under the ten operating segments would remain constant for the regions under the prospective four operating segments. Therefore, after the restructuring, the Company believes that it will have four reporting units for the purposes of evaluating goodwill impairment under SFAS 142.
Form 10-Q for the quarterly period ended January 31, 2005
Notes to Condensed Consolidated Financial Statements
(13) Long-Term Debt, page 39

Comment 6.	We note your response to our prior comment 10. Please reiterate your representation based on your amended filing.

Response 6.	The Company will reiterate compliance with its debt covenants in its amended filing and future filings.

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If you have any questions or comments, please contact the undersigned at (504) 582-8188.

Sincerely,

/s/ L. R. McMillan, II

L. R. McMillan, II, Partner
Jones, Walker, Waechter, Poitevent,
Carrère & Denègre, L.L.P.